ortec international, inc.
www.ortecinternational.com

Alan W. Schoenbart
Chief Financial Officer

December 21, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, D.C. 20549

Attention: Eduardo Aleman, Esq.

RE:	Ortec International, Inc.
Amendment No. 2 to Form SB-2
Filed December 21, 2007
File No. 333-146142

Dear Mr. Aleman:

Further to response # 3 in the letter dated December 13, 2007 from Gabriel Kaszowitz, Esq., our counsel, we ensured that none of the collective holdings of any individual or entity was more than 10% of the shares of our outstanding common stock held by non-affiliates. The number of shares held by non-affiliates was calculated as follows:

Shares outstanding as of 12/14/07	11,972,235
Less: Affiliates
Andreas Vogler, Director	197,952
Costa Papastephanou, CEO	12,142
Alan W. Schoenbart, CFO	2,297
Paul Royalty Fund	16,562
Nonaffiliated share total	11,743,282
10%
Cap on registered holders	1,174,328

Very truly yours,

/s/ Alan W. Schoenbart
Alan W. Schoenbart
Chief Financial Officer

AUDUBON BUSINESS & TECHNOLOGY CENTER . 3960 BROADWAY, NEW YORK, NY 10032 . TEL: 212.740.6999 . FAX: 212.740.6963